Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
PROTEA BIOSCIENCES GROUP, INC.

(a Delaware corporation)

The undersigned, Stephen Turner, hereby certifies that:

1. He is the Chief Executive Officer of Protea Biosciences Group, Inc. (the “Corporation”), a Delaware corporation, and is duly authorized by the unanimous written consent of the Board of Directors of the Corporation to execute this instrument.

2. The present name of the Corporation is “Protea Biosciences Group, Inc.” The Corporation filed its Certificate of Incorporation with the Secretary of State of the State of Delaware on May 24, 2005, as amended on September 2, 2011, June 24, 2013, October 30, 2014, March 12, 2015 and July 2, 2015.

3. This Certificate of Amendment of the Certificate of Incorporation was duly approved by the Corporation’s Board of Directors and duly adopted by written consent of the stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. The Fifth Article of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

5. The total number of shares of capital stock which the Corporation shall have authority to issue is five hundred ten million (510,000,000). These shares shall be divided into two classes with five hundred million (500,000,000) shares designated as common stock at $.0001 par value (the “Common Stock”) and ten million (10,000,000) shares designated as preferred stock at $.0001 par value (the “Preferred Stock”).

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed this 24th day of October, 2016.

/s/ Stephen Turner
Stephen Turner
Chief Executive Officer